

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 13, 2024

Christopher Gibson
Chief Executive Officer and Director
Recursion Pharmaceuticals, Inc.
41 S Rio Grande Street
Salt Lake City, UT 84101

> **Re: Recursion Pharmaceuticals, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2023**
> **Filed February 29, 2024**
> **File No. 001-40323**

Dear Christopher Gibson:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Life Sciences